Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 14, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on August 12, 2003, entitled “RECOMMENDED CASH OFFER FOR PROJECT TELECOM PLC POSTING OF OFFER DOCUMENT”.

Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

12 August 2003

VODAFONE GROUP PLC

RECOMMENDED CASH OFFER FOR PROJECT TELECOM PLC

POSTING OF OFFER DOCUMENT

Vodafone Group Plc (“Vodafone”) announces that the formal offer document containing the recommended cash offer for the entire issued and to be issued share capital of Project Telecom plc (the “Offer”) announced on 5 August 2003, made outside the United States by UBS Limited (“UBS Investment Bank”) on behalf of Vodafone, and in the United States by Vodafone itself, together with the form of acceptance, have been posted today.

Forms of acceptance should be completed, signed and returned in accordance with the instructions set out in the offer document and in the form of acceptance, so as to be received as soon as possible and, in any event, not later than 3.00 p.m. on 2 September 2003. Any extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was due to expire.

Copies of the offer document and the form of acceptance are available for collection (during normal business hours) from Computershare at The Pavilions, Bridgwater Road, Bristol BS99 1XZ or at 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR.

The Offer in the United States is made solely by Vodafone, and UBS Investment Bank (or any of its respective affiliates) is not making the Offer in the United States.

UBS Investment Bank is acting for Vodafone and no one else in connection with the Offer and will not be responsible to anyone other than Vodafone for providing the protections offered to clients of UBS Investment Bank (as the case may be) or for providing advice in relation to the Offer.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 14, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary